SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of December, 2002

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of November and Cumulative for 11 Months, 2002, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of October 2002 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of November and Cumulative for 11 Months, 2002,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of October 2002
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V	November N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)

RETAIL UNIT SALES:
MONTH OF NOV. 2002

Agricultural Tractors:
under 40 horsepower (2WD)	(5.8%)	down in line with the industry

40 to 100 horsepower (2WD)	(20.1%)	down moderately more than the industry

over 100 horsepower (2WD)	(32.5%)	down moderately better than the industry

4 wheel drive tractors	(48.4%)	down in line with the industry

Total tractors	(15.4%)	down moderate double digits, moderately more than the industry

Combines	(35.2%)	down low double digits, significantly better than the industry

Loader/backhoes	(13.4%)	down moderate double digits, moderately more than the industry

Skid Steer Loaders	(15.6%)	down in line with the industry

Total Heavy
Construction Equipment	(13.4%)	down moderate double digits, moderately more than the industry

RETAIL UNIT SALES:
11 MONTHS, 2002

Agricultural Tractors:
under 40 horsepower (2WD)	+ 7.0%	equal to the industry

40 to 100 horsepower (2WD)	0.0%	down low double digits, significantly worse than the industry

over 100 horsepower (2WD)	(15.6%)	down low double digits, in line with the industry

4 wheel drive tractors	(17.8%)	down moderate double digits, moderately more than the industry

Total tractors	+ 1.6%	down high single digits

Combines	(23.1%)	down low single digits, moderately better than the industry

Loader/backhoes	(16.0%)	down moderately double digits, moderately more than the industry

Skid Steer Loaders	(13.9%)	down low double digits, slightly more than the industry

Total Heavy
Construction Equipment	(6.5%)	down low double digits, moderately more than the industry

DEALER INVENTORIES:
END OF OCTOBER 2002

Agricultural Tractors:
under 40 horsepower (2WD)	4.7 months supply	1 month less than the industry

40 to 100 horsepower (2WD)	4.9 months supply	1 month less than the industry

over 100 horsepower (2WD)	4.3 months supply	1 month less than the industry

4 wheel drive tractors	3.7 months supply	in line with the industry

Total tractors	4.7 months supply	1 month less than the industry

Combines	2.5 months supply	1/2 month higher than the industry

Dated: December 13, 2002

Industry Trends

U.S. Ag Flash Reports

November 2002 Flash Report
U.S. Unit Retail Sales
(Report released December 11, 2002)

							October 2002
	November	November		Y-T-D	Y-T-D		U.S. Field
Equipment	2002	2001	% Chg.	2002	2001	% Chg.	Inventory

Farm Wheel Tractors - 2 Wheel Drive

Under 40 HP	4,706	5,048	(6.8%)	91,382	85,149	7.3%	37,028

40 & Under 100 HP	3,159	4,023	(21.5%)	49,545	49,690	(0.3%)	22,485

100 HP & Over	606	982	(38.3%)	12,573	15,564	(19.2%)	5,175

Total - 2 Wheel Drive	8,471	10,053	(15.7%)	153,500	150,403	2.1%	64,688

Total - 4 Wheel Drive	86	199	(56.8%)	2,461	3,143	(21.7%)	882

Total — Farm Wheel	8,557	10,252	(16.5%)	155,961	153,546	1.6%	65,570
Tractors

Combines	264	420	(37.1%)	4,393	5,794	(24.2%)	1,023
(Self-Propelled)

Published monthly, the AEM Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available.

Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Mary Matimore at 312-321-1470.

Back To U.S. Ag Reports Home

Chicago Office	© AEM 2002 — Association of Equipment Manufacturers	Milwaukee Office
10 S. Riverside Plaza Suite 1220	Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Chicago, IL 60606-3710	Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Phone: 312-321-1470 Fax: 312-321-1480	Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

November 2002 Flash Report
Canada Unit Retail Sales
(Report released December 11, 2002)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

				November
	November			Year-To-Date			October

							2002	2001
							Canadian	Canadian
							(Field)	(Field)
Equipment	2002	2001	% Chg.	2002	2001	% Chg.	Inventory	Inventory

Farm Wheel Tractors - 2 Wheel Drive

Under 40 HP	382	355	7.6%	4,701	4,611	2.0%	2,748	2,540

40 & Under 100 HP	644	737	(12.6%)	6,456	6,327	2.0%	3,017	3,387

100 HP & Over	244	278	(12.2%)	3,351	3,307	1.3%	1,299	1,230

Total - 2 Wheel Drive	1,270	1,370	(7.3%)	14,508	14,245	1.8%	7,064	7,157

Total - 4 Wheel Drive	30	26	15.4%	508	470	8.1%	191	172

Total Farm Wheel Tractors	1,300	1,396	(6.9%)	15,016	14,715	2.0%	7,255	7,329

Combines (Self-Propelled)	45	57	(21.1%)	877	1,063	(17.5%)	285	308

Chicago Office 10 S. Riverside Plaza Suite 1220 Chicago, IL 60606-3710 Phone: 312-321-1470 Fax: 312-321-1480	© AEM 2002 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Milwaukee Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback

Darlene M. Roback Assistant Secretary

December 16, 2002